PATRICK INDUSTRIES, INC.

SEC COMMENTS

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

VIA EDGAR

May 20, 2005

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

RE:	Form 10-K for the fiscal year ended December 31, 2004

File No. 0-3922

Dear Mr. Decker:

This letter is delivered in response to your letter dated May 2, 2005, commenting on the Form 10-K for the fiscal year ended December 31, 2004, as filed by Patrick Industries Inc. For your convenience, the text of your numbered comments and related captions are set forth in italic type. We have incorporated the applicable revisions based on the comments in this letter in our first quarter 2005 10Q.

Comment applicable to your overall filing

1.

When a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. Such revisions may be included in your future filings.

Management’s Discussion and Analysis

Results of Consolidated Operations

Business Segments, page 19

2.

Please discuss in greater detail the business reasons for the changes between periods in the sales, gross profit and operating income (loss) of each of your segment discussed in Note 14 of your financial statements. Please also discuss the business reasons for the changes between periods in the larger reconciling items shown on page F-22, such as corporate incentive agreements and unallocated corporate expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please similarly revise the results consolidated operations section of your MD&A as well. Please show us what your revised MD&A for 2004 as compared to 2003 will look like, which will still appear in your next Form 10-K. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response to Comment 2.

We agree with this comment and will revise future filings accordingly.

The following discusses in greater detail the business reasons for the changes between periods in the sales, gross profit, and operating income (loss) of each of our segments discussed in Note 14 of our financial statements. We have revised the results of consolidated operations section of our MD&A to read as follows and this revision will be included in Form 10K for the period ended December 31, 2005.

REVISED DISCLOSURE

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Primary Manufactured Products Segment Discussion

Net sales in the Primary Manufactured Products segment increased $13.1 million, or 8.7%, from $151.7 million in 2003 to $164.8 million in 2004. The increase is primarily attributable to a 15.4% increase in shipments to the Recreational Vehicle industry, increased penetration into the Industrial and Other markets, and overall raw product price increases which were passed on to customers. Together, the Recreational Vehicle and Industrial and Other markets account for approximately 75% of the sales in this particular segment.

Gross profit increased $1.0 million, or 6.9%, from $14.1 million in 2003 to $15.1 million in 2004. As a percentage of net sales, gross profit decreased 0.2%, from 9.3% in 2003 to 9.1% in 2004. The increase in dollars is due to the 8.7% increase in net sales and the decrease in percentage of net sales is attributable competitive pricing pressures keeping margins down and to a change in product mix sold by two operating units in this segment which shifted to lower margin finished product.

Operating income remained fairly consistent at $4.6 million for both 2003 and 2004. This consistency, in light of the increased sales, is attributable to increased group insurance costs from year to year and extremely competitive market conditions which negatively impacted margins.

Distribution Segment Discussion

Net sales increased $12.9 million, or 14.2%, from $90.6 million in 2003 to $103.5 million in 2004. The increased net sales are attributable to increased penetration into the Manufactured Housing industry, which is the primary market this segment serves, as well as product price increases which were passed on to customers.

Gross profit increased $1.0 million, or 8.6%, from $11.7 million in 2003 to $12.7 million in 2004. As a percentage of net sales, gross profit decreased 0.6%, from 12.8% in 2003 to 12.2% in 2004. The increase in dollars is due to increased sales and the decrease in percentage of net sales is due to competitive pricing pressures forcing lower margins.

Operating income increased $1.0 million, from $3.1 million in 2003 to $4.1 million in 2004 primarily due to increased sales and improvements in operating expenses from period to period.

Other Component Manufactured Products Segment Discussion

Net sales increased $3.0 million, or 6.2%, from $48.1 million in 2003 to $51.1 million in 2004. The increased sales are attributable to increased sales in the Company’s aluminum extrusion division and cabinet door division, which were offset by the closing of one of the Company’s cabinet door divisions in 2003.

Gross profit increased $0.9 million, or 23.4%, from $3.8 million in 2003 to $4.7 million in 2004. As a percentage of net sales, gross profit increased 1.4%, from 7.8% in 2003 to 9.2% in 2004. The increased gross profit is due to efficiency improvements related to the closing of one of the Company’s unprofitable cabinet door divisions in 2003.

Operating income increased $1.0 million, from a loss of $0.2 million in 2003 to income of $0.8 million in 2004 primarily due to the closing of one of the Company’s unprofitable cabinet door divisions in 2003.

The following discusses the business reasons for the changes between periods in the larger reconciling items shown on page F-22, such as corporate incentive agreements and unallocated corporate expenses.

Corporate incentive agreements. The increase in corporate incentives is attributable to increased purchases as a result of increased sales of products sold to the industries that we serve from 2003 to 2004.

Unallocated corporate expenses increased slightly from $10.3 million in 2003 to $10.7 million in 2004. The increase is attributable to increased sales and the Company filling several key management positions in 2004.

Current assets not allocated to segments decreased approximately $7.0 million, from $10.5 million in 2003 to $3.5 million in 2004. This decrease is primarily attributable to the decrease in cash and cash equivalents from period to period.

Liquidity and Capital Resources, page 22

3.	Please revise your discussion to include your expectations regarding the trend in capital expenditures. See Items 303(a)(l) and (2) of Regulation S-K.

Response to Comment 3.

We agree with this comment and will revise future filings accordingly. The following is additional discussion related to our expectations regarding the trend in capital expenditures and disclosure has been reflected in our first quarter 2005 10Q.

The Company expects to spend up to $11 million in 2005 on capital expenditures, including buildings and equipment as a result of the current strategic capital plan. The Company expects 2006 capital expenditures to decline to a level that is more consistent with prior years.

Item 9A. Controls and Procedures, page 25

4.

Please note that Item 308(c) of Regulation S-K requires disclosure of any change in internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting during the latest quarter rather than subsequent to the evaluation date. Please revise your disclosure accordingly.

Response to Comment 4.

We agree with this comment and will revised future filings accordingly. Additionally, we have revised our first quarter 2005 10Q to reflect the following:

There have been no material changes in our internal control over financial reporting that occurred during the period ended ________ __, _____that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Financial Statements

5.

As noted on pages 15 and 17 of your MD&A and page F-17 of your financial statements, please disclose in your financial statements the nature and terms of your life insurance policies and any gains or losses recorded in your statements of operations during each period presented. Please also disclose the statement of cash flow line item(s) that you include life insurance payments in and the related amounts included in each line item for each period presented. Please also disclose when you include amounts in each line item, such as increases in the cash value of the lift insurance. Please tell us how you considered paragraph .13 of Section 1300.13 to the AICPA Technical Practice Aids in reaching the classification conclusions you did.

Response to Comment 5.

We agree with this comment and will revise future filings accordingly. We will revise the Deferred Compensation Obligations, note of footnote 9. Compensation Plans, to read the following:

Deferred Compensation Obligations:

The Company has deferred compensation agreements with certain key employees. The agreements provide for monthly benefits for ten years subsequent to retirement, disability, or death. The Company has accrued an estimated liability based upon the present value of an annuity needed to provide the future benefit payments. Life insurance contracts have been purchased which may be used to fund these agreements. These contracts are recorded at their cash surrender value in the accompanying balance sheet. Any differences between actual proceeds and cash surrender value are recorded as gains in the periods presented. Additionally, the Company records gains or losses in the cash surrender value in the period incurred. For the years ended December 31, 2004 and 2003, the Company recognized gains of $485,000 and $547,000, respectively.

Currently the Company records the increase or decrease in life insurance policies in the “Other” line item in the statement of cash flows under cash flows from investing activities.

Our consideration of paragraph .13 of Section 1300.13 of the AICPA Technical Practice Aids is as follows: Based on overall materiality in our statement of cash flows and consistency with prior years, we presented the net change in cash surrender value of life insurance on one line item in our statement of cash flows under investing activities. We will revise future filings to include the segregation of items in accordance with paragraph .13 of Section 1300.13 regardless of materiality. Our 2005 10-K will include the following distribution of items for 2004 and 2003 related to cash surrender value of life insurance policies (dollars in thousands):

2004	2003

Cash flows from operating activities:

Gain on insurance proceeds	(485)	- - -
Increase in cash value of life insurance	- - -	345

Cash flows from investing activities:

Premiums paid	(270)	(203)

6.

Please disclose how you treated the borrowings against the cash surrender value of your life insurance policies in your statements of cash flows and the related amounts for each period presented. Please disclose each of the circumstances, if any, under which you would be obligated to repay these borrowings.

Response to Comment 6.

There have been no borrowings against the cash surrender value of life insurance policies and thus no disclosure deemed necessary.

Note 1 — Nature of Business, Use of Estimates, Risks and Uncertainties, and Significant Accounting Policies, page F-6

7.

Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the warehouse and delivery line item and the selling, general and administrative line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspections costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently exclude a portion of these costs from cost of goods sold, please disclose:

	a.	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
b.

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in another line item, such as warehouse and delivery expenses.

Response to Comment 7.

Cost of goods sold includes material costs, direct and indirect labor, and overhead expenses. Cost of goods sold further includes inbound freight charges, inspection costs, internal transfer costs, and other costs of the distribution network. Warehouse and delivery costs include costs such as salaries and wages, building rent and insurance, and other overhead costs related to our distribution operations and delivery costs related to the shipment of finished and distributed product to our customers.

Because we do not exclude a portion of the costs mentioned above, no further disclosure is deemed necessary in a footnote or in the MD&A section indicating that our gross margins are not comparable to those of other entities, since some of the entities include all of the costs related to their distribution network in cost of goods sold.

Note 14 — Segment Information, page F-20

8.	Please disclose your revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131.

Response to Comment 8.

This information is disclosed in our segment reconciliation on page F-21. Our two major segments, which represent approximately 86% of consolidated sales, are our Primary Manufactured Products segment, which includes similar building materials and laminated panels, and our Distribution segment, which includes primarily building products sold to the Manufactured Housing industry.

9.	Revise the last paragraph on page 20 to clarify whether or not segment data continues to include a charge allocating a majority of corporate costs allocated based on a percentage of sales

Response to Comment 9.

The segment data does not include a charge allocating a majority of corporate costs allocated based on a percentage of sales. We will revise future filings to exclude the sentence “as well as a charge allocating a majority of the corporate costs to each of its operating segments based on a percentage of sales.”

10.	Please: disclose the types of amounts included in the corporate incentive agreements and the unallocated corporate expenses reconciling line items.

Response to Comment 10.

We agree with this comment and will revise future filings accordingly to reflect the following:

Corporate incentive agreements include rebate agreements with vendors.

Unallocated corporate expenses includes corporate general and administrative costs, such as wages, insurance, taxes, supplies, travel, entertainment, professional fees, and others.

Schedule II —Valuation and Qualifying Accounts and Reserves, page F-23

11.	It is unclear why you have presented your allowance for inventory write-downs in accrued liabilities rather than as a direct reduction to inventory. Please revise or advise.

Response to Comment 11.

The allowance for inventory write-downs has been included in accrued liabilities in the past due to immateriality of the amount. We will revise future filings accordingly to include the allowance for inventory write-downs in total inventory in the current asset section of the balance sheet.

In connection with our response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your confirmation that the matters addressed in this letter are satisfactory. Please call the undersigned with any questions you may have.

Very truly yours,

/s/ Andy L. Nemeth

Andy L. Nemeth

Executive Vice President - Finance

cc:	Scott Watkinson
Robert A. Schreck, Jr.
William J. Quinlan